Exhibit 99.1

SOLID Q3 2019 ON ALL METRICS.
ROBUST PERFORMANCE LEADS TO UPGRADING 2019 GUIDANCE.

•	Total shipments of 2,474 units, up +9.4%

•	Net revenues of Euro 915 million, up +9.2% or +7.1% at constant currency(1)

•	Adj. EBITDA(2) of Euro 311 million, up +11.5% with an EBITDA margin of 33.9%

•	Adj. diluted EPS(2) of Euro 0.90 (+16.9%)

•	Industrial free cash flow(2) generation of Euro 138 million

For the three months ended			(In Euro million, unless otherwise stated)		For the nine months ended
September 30,					September 30,
2019	2018	Change			2019	2018	Change
2,474	2,262	212	9%	Shipments (in units)	7,755	6,853	902	13%
915	838	77	9%	Net revenues	2,839	2,575	264	10%
311	278	33	11%	EBITDA(2)	936	841	95	11%
311	278	33	11%	Adjusted EBITDA(2)	936	840	96	11%
33.9%	33.2%	+70 bps		Adjusted EBITDA margin(2)	33.0%	32.6%	+40 bps
227	203	24	12%	EBIT	698	631	67	11%
227	203	24	12%	Adjusted EBIT(2)	698	630	68	11%
24.8%	24.2%	+60 bps		Adjusted EBIT margin(2)	24.6%	24.5%	+10 bps
169	287	(118)	(41%)	Net profit	533	596	(63)	(11%)
169	146	23	15%	Adjusted net profit(2)	533	454	79	17%
0.90	1.52	(0.62)	(41%)	Basic earnings per share (in Euro)	2.82	3.15	(0.33)	(10%)
0.90	1.51	(0.61)	(40%)	Diluted earnings per share (in Euro)	2.81	3.14	(0.33)	(11%)
0.90	0.78	0.12	15%	Adjusted basic earnings per share (in Euro)(2)	2.82	2.40	0.42	18%
0.90	0.77	0.13	17%	Adjusted diluted earnings per share (in Euro)(2)	2.81	2.39	0.42	18%

Upgraded 2019 Guidance:
•    Net revenues: ~Euro 3.7 billion (from > Euro 3.5 billion)
•    Adj. EBITDA: ~Euro 1.27 billion (from Euro 1.2-1.25 billion)
•    Adj. EBIT: ~Euro 0.92 billion (from Euro 0.85-0.9 billion)
•    Adj. diluted EPS: Euro 3.70-3.75(3) per share (from Euro 3.50-3.70(4) per share)
•    Industrial free cash flow: > Euro 0.6 billion (from > Euro 0.55 billion)

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1.	The constant currency presentation eliminates the effects of changes in foreign currency (transaction and translation) and of foreign currency hedges

2.	Refer to specific note on non-GAAP financial measures

3.	Calculated using the weighted average diluted number of common shares for 2019 as at October 25, 2019 of 187,864 thousand and excluding net profit attributable to non-controlling interests.

4.	Calculated using the weighted average diluted number of common shares for 2018 and excluding net profit attributable to non-controlling interests

Maranello (Italy), November 4, 2019 – Ferrari N.V. (NYSE/MTA: RACE) (“Ferrari” or the “Company”) today announces its consolidated preliminary results(5) for the third quarter and nine months ended September 30, 2019.

Shipments(6)(7)

For the three months ended				Shipments	For the nine months ended
September 30,				(units)	September 30,
2019	2018	Change			2019	2018	Change
1,143	1,005	138	14%	EMEA	3,547	3,181	366	12%
772	770	2	0%	Americas	2,295	2,189	106	5%
159	162	(3)	(2%)	Mainland China, Hong Kong and Taiwan	776	522	254	49%
400	325	75	23%	Rest of APAC	1,137	961	176	18%
2,474	2,262	212	9%	Total Shipments	7,755	6,853	902	13%

Shipments totaled     2,474 units in the third quarter 2019, up 212 units or +9.4% vs. prior year. This achievement was driven by a 9.5% increase in sales of our 8 cylinder models (V8) and an 8.9% increase of our 12 cylinder models (V12). The performance was mainly led by robust deliveries of the Ferrari Portofino as well as the 812 Superfast. This was partially offset by lower volume from the 488 family, with the 488 GTB and the 488 Spider now phased out, partially compensated by the 488 Pista and the ramp up of the 488 Pista Spider. Very first deliveries of the Ferrari Monza SP1 and SP2 also began towards the end of September.
EMEA(7) grew 13.7%, Americas(7) was substantially flat, while Mainland China, Hong Kong and Taiwan were down by a few units as per the decision to concentrate client deliveries in the first part of the year to anticipate the early introduction of new emission regulations. Rest of APAC(7) was up 23.1%.

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5.
These results have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and IFRS as endorsed by the European Union

6.	Excluding the XX Programme, racing cars, Fuori Serie, one-off and pre-owned cars

7.
EMEA includes: Italy, UK, Germany, Switzerland, France, Middle East (includes the United Arab Emirates, Saudi Arabia, Bahrain, Lebanon, Qatar, Oman and Kuwait) and Rest of EMEA (includes Africa and the other European markets not separately identified); Americas includes: United States of America, Canada, Mexico, the Caribbean and Central and South America; Rest of APAC mainly includes: Japan, Australia, Singapore, Indonesia, South Korea, Thailand and Malaysia

Total net revenues

For the three months ended			(Euro million)			For the nine months ended
September 30,						September 30,
2019	2018	Change at			2019	2018	Change at
		current	constant				current	constant
		currency	currency				currency	currency
708	616	15%	12%	Cars and spare parts(8)	2,209	1,898	16%	14%
46	70	(34%)	(34%)	Engines(9)	157	227	(31%)	(31%)
135	128	6%	4%	Sponsorship, commercial and brand(10)	394	380	4%	2%
26	24	10%	8%	Other(11)	79	70	13%	9%
915	838	9%	7%	Total Net Revenues	2,839	2,575	10%	8%

Net revenues for the third quarter 2019 increased to Euro 915 million, up 9.2% at current currency and up 7.1% at constant currency(1). The increase of revenues in Cars and spare parts(8) to Euro 708 million (+14.8% at current currency or +12.5% at constant currency(1)) was supported by the Ferrari Portofino, the 812 Superfast, the 488 Pista and the ramp up of the 488 Pista Spider. This was partially offset by lower sales of the 488 GTB and the 488 Spider, now phased out, as well as deliveries of the strictly limited edition Ferrari J50 in 2018. Revenue growth was also supported by a positive contribution from personalization programs. Engines(9) revenues (Euro 46 million, -34.3% at current and constant currency(1)) continued to decline reflecting lower shipments to Maserati. Sponsorship, commercial and brand(10) revenues (Euro 135 million, +5.8% at current currency or +3.9% at constant currency(1)) slightly increased due to higher revenues generated by Formula 1 racing activities. Currency, including translation and transaction impacts as well as foreign currency hedges, had a positive impact of Euro 17 million (mainly USD).

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8.	Includes the net revenues generated from shipments of our cars, including any personalization revenue generated on these cars and sales of spare parts

9.	Includes the net revenues generated from the sale of engines to Maserati and the revenues generated from the rental of engines to other Formula 1 racing teams

10.
Includes the net revenues earned by our Formula 1 racing team through sponsorship agreements and our share of the Formula 1 World Championship commercial revenues and net revenues generated through the Ferrari brand, including merchandising, licensing and royalty income

11.	Primarily includes interest income generated by our financial services activities and net revenues from the management of the Mugello racetrack

Adjusted EBITDA(2) and Adjusted EBIT(2)

For the three months ended			(Euro million)			For the nine months ended
September 30,						September 30,
2019	2018	Change at			2019	2018	Change at
		current	constant				current	constant
		currency	currency				currency	currency
311	278	11%	6%	Adjusted EBITDA(2)	936	840	11%	6%
227	203	12%	4%	Adjusted EBIT(2)	698	630	11%	4%

Q3 2019 Adjusted EBIT(2) was Euro 227 million, +11.7% at current currency or +4.4% at constant currency(1) due to higher volumes (Euro 20 million) and a positive Mix / price variance (Euro 23 million). This performance was also attributable to the impact of the personalization programs and the very first deliveries of the Ferrari Monza SP1 and SP2. Industrial costs / research and development costs increased (Euro 40 million), mainly to support the innovation activities on our product range and components, Formula 1 racing activities and higher operational start up expenses in connection with the introduction of new models. SG&A (up Euro 8 million) reflected new product launches and the Company’s organizational development. Other (Euro 14 million) also included a release of provisions related to favorable developments in emissions regulations that occurred in Q3 2019.

The tax rate in the quarter was 20% mainly as a result of the previously disclosed advance agreement on the Patent Box.

As a result of the items described above, Adjusted diluted earnings(2) per share for the second quarter reached Euro 0.90, up 16.9% vs. prior year.

Industrial free cash flow(2) for the three months ended September 30, 2019 was Euro 138 million, mainly driven by the Adjusted EBITDA(2), partially offset by capital expenditures of Euro 145 million.

Net Industrial Debt(2)(12) as of September 30, 2019 – after Euro 303 million of share repurchases accomplished during the first nine months of 2019 and Euro 195 million

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12.	Net Industrial Debt redefined as Net Debt less Net Debt of Financial Services Activities dividend distribution – was Euro 369 million, which compares with Euro 370 million as of December 31, 2018. Lease liabilities per IFRS 16 as of September 30, 2019 remained close to stable at Euro 63 million.

Upgraded 2019 Guidance:

(€B, unless otherwise stated)	Previous	Current
NET REVENUES	>3.5	~3.7
ADJ. EBITDA (margin %)	1.2-1.25 ~34%	~1.27 ~34%
ADJ. EBIT (margin %)	0.85-0.9 ~24.5%	~0.92 ~24.5%
ADJ. DILUTED EPS (€)	3.50-3.70(4)	3.70-3.75(3)
IND. FCF	>0.55	>0.6

Third quarter 2019 highlights

Universo Ferrari – the first event dedicated exclusively to Ferrari in its hometown
On September 2, 2019 the first exhibition dedicated to the world of Ferrari in Maranello, Universo Ferrari, opened its doors. Over 14,000 customers, prospects and Ferrari enthusiasts visited the Universo Ferrari during the entire month of September having the chance to experience the many facets of the marque in a holistic manner.

The Ferrari F8 Spider and the Ferrari 812 GTS
On September 9, 2019 the Company unveiled the 812 GTS, which made its return 50 years after the debut of the last sport front mounted V12 spider. The model was revealed during the Universo Ferrari event held in Maranello. The exhibition was also the stage for the launch of the F8 Spider, the new generation drop-top sports car equipped with the most successful mid-rear-mounted V8 in history.

Subsequent events:
Under the common share repurchase program, from October 1, 2019 to October 25, 2019, the Company has purchased a further 316,283 common shares for a total consideration of Euro 43.3 million. At October 25, 2019 the Company held in treasury an aggregate of 8,373,857 common shares. As of the same date, the Company held 3.26% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

Brand Diversification Strategy
On November 4, 2019, during the Q3 2019 earnings call, management will present a synopsis of the Ferrari’s finalized brand diversification strategy.

About Ferrari
Ferrari is among the world’s leading luxury brands focused on the design, engineering, production and sale of the world’s most recognizable luxury performance sports cars. Ferrari brand symbolizes exclusivity, innovation, state-of-the-art sporting performance and Italian design. Its history and the image enjoyed by its cars are closely associated with its Formula 1 racing team, Scuderia Ferrari, the most successful team in Formula 1 history. From the inaugural year of Formula 1 in 1950 through the present, Scuderia Ferrari has won 238 Grand Prix races, 16 Constructor World titles and 15 Drivers’ World titles. Ferrari designs, engineers and produces its cars in Maranello, Italy, and sells them in over 60 markets worldwide.

Forward Looking Statements
This document, and in particular the section entitled “Upgraded 2019 Guidance” contains forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “continue”, “on track”, “successful”, “grow”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, “guidance” or similar terms. Forward-looking statements are not guarantees of future performance. Rather, they are based on the Group’s current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: the Group’s ability to preserve and enhance the value of the Ferrari brand; the success of Ferrari’s Formula 1 racing team and the expenses the Group incurs for Formula 1 activities, as well as the popularity of Formula 1 more broadly; the Group’s ability to keep up with advances in high performance car technology and to make appealing designs for its new models; Group’s ability to preserve its relationship with the automobile collector and enthusiast community; changes in client preferences and automotive trends; changes in the general economic environment, including changes in some of the markets in which we operate, and changes in demand for luxury goods, including high performance luxury cars, which is highly volatile; competition in the luxury performance automobile industry; the Group’s ability to successfully carry out its growth strategy and, particularly, the Group’s ability to grow its presence in emerging market countries; the Group’s low volume strategy; reliance upon a number of key members of executive management, employees, and the ability of its current management team to operate and manage effectively; the performance of the Group’s dealer network on which the Group depend for sales and services; increases in costs, disruptions of supply or shortages of components and raw materials; disruptions at the Group’s manufacturing facilities in Maranello and Modena; the performance of the Group’s licensees for Ferrari-branded products; the Group’s ability to protect its intellectual property rights and to avoid infringing on the intellectual property rights of others; the ability of Maserati, the Group’s engine customer, to sell its planned volume of cars; continued compliance with customs regulations of various jurisdictions; the impact of increasingly stringent fuel economy, emission and safety standards, including the cost of compliance, and any required changes to its products; the challenges and costs of integrating hybrid technology more broadly into Group’s car portfolio over time; product recalls, liability claims and product warranties; the adequacy of its insurance coverage to protect the Group against potential losses; ability to ensure that its employees, agents and representatives comply with applicable law and regulations; ability to maintain the functional and efficient operation of its information technology systems, including our ability to defend from the risk of cyberattacks on our in-vehicle technology; the Group’s ability to service and refinance its debt; the Group’s ability to provide or arrange for adequate access to financing for its dealers and clients, and associated risks; labor relations and collective bargaining agreements; exchange rate fluctuations, interest rate changes, credit risk and other market risks; changes in tax, tariff or fiscal policies and regulatory, political and labor conditions in the jurisdictions in which the Group operates, including possible future bans of combustion engine cars in cities and the potential advent of self-driving technology; potential conflicts of interest due to director and officer overlaps with the Group’s largest shareholders and other factors discussed elsewhere in this document.
The Group expressly disclaims and does not assume any liability in connection with any inaccuracies in any of the forward-looking statements in this document or in connection with any use by any third party of such forward-looking statements.
Any forward-looking statements contained in this document speak only as of the date of this document and the Company does not undertake any obligation to update or revise publicly forward-looking statements. Further information concerning the Group and its businesses, including factors that could materially affect the Company’s financial results, is included in the Company’s reports and filings with the U.S. Securities and Exchange Commission, the AFM and CONSOB.

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com

Investor Relations
tel.: +39 0536 949695
Email: ir@ferrari.com

www.ferrari.com

Capex and R&D

For the three months ended		(Euro million)	For the nine months ended
September 30,			September 30,
2019	2018		2019	2018
145	154	Capital expenditures	453	403
77	87	of which capitalized development costs(13) (A)	228	216
129	113	Research and development costs expensed (B)	423	397
206	200	Total research and development (A+B)	651	614
33	30	Amortization of capitalized development costs (C)	94	85
162	143	Research and development costs as recognized in the consolidated income statement (B+C)	517	482

Non-GAAP financial measures
Operations are monitored through the use of various non-GAAP financial measures that may not be comparable to other similarly titled measures of other companies.

Accordingly, investors and analysts should exercise appropriate caution in comparing these supplemental financial measures to similarly titled financial measures reported by other companies.

We believe that these supplemental financial measures provide comparable measures of financial performance which then facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions.

Certain totals in the tables included in this document may not add due to rounding.

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13.	Capitalized as intangible assets.

Total Net Revenues, EBITDA, Adj. EBITDA, EBIT and Adj. EBIT at constant currency eliminate the effects of changes in foreign currency (transaction and translation) and of foreign currency hedges.

For the three months ended		(Euro million)	For the nine months ended
September 30,			September 30,
2019 at	2019 at		2019 at	2019 at
current	constant		current	constant
currency	currency		currency	currency
708	695	Cars and spare parts	2,209	2,166
46	46	Engines	157	157
135	133	Sponsorship, commercial and brand	394	387
26	26	Other	79	76
915	900	Total Net Revenues	2,839	2,786

For the three months ended	(Euro million)	For the nine months ended
September 30,		September 30,
2019		2019
227	EBIT	698
227	Adjusted EBIT	698
13	Currency (including hedges)	43
214	EBIT at constant currency	655
214	Adjusted EBIT at constant currency	655

For the three months ended	(Euro million)	For the nine months ended
September 30,		September 30,
2019		2019
311	EBITDA	936
311	Adjusted EBITDA	936
13	Currency (including hedges)	43
298	EBITDA at constant currency	893
298	Adjusted EBITDA at constant currency	893

EBITDA is defined as net profit before income tax expense, net financial expenses and depreciation and amortization.
Adjusted EBITDA is defined as EBITDA as adjusted for certain income and costs which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

For the three months ended			(Euro million)	For the nine months ended
September 30,				September 30,
2019	2018	Change		2019	2018	Change
169	287	(118)	Net profit	533	596	(63)
42	(90)	132	Income tax expense / (benefit)	133	20	113
16	6	10	Net financial expenses	32	15	17
84	75	9	Amortization and depreciation	238	210	28
311	278	33	EBITDA	936	841	95
4	-	4	of which positive impact from IFRS 16 (simplified approach)	13	-	13

For the three months ended			(Euro million)	For the nine months ended
September 30,				September 30,
2019	2018	Change		2019	2018	Change
311	278	33	EBITDA	936	841	95
-	-	-	Release of charges for Takata airbag inflator recalls	-	(1)	1
311	278	33	Adjusted EBITDA	936	840	96

Adjusted Earnings Before Interest and Taxes (“Adjusted EBIT”) represents EBIT as adjusted for certain income and costs which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

For the three months ended			(Euro million)	For the nine months ended
September 30,				September 30,
2019	2018	Change		2019	2018	Change
227	203	24	EBIT	698	631	67
-	-	-	Release of charges for Takata airbag inflator recalls	-	(1)	1
227	203	24	Adjusted EBIT	698	630	68

Adjusted net profit represents net profit as adjusted for certain income and costs (net of tax effect) which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

For the three months ended			(Euro million)	For the nine months ended
September 30,				September 30,
2019	2018	Change		2019	2018	Change
169	287	(118)	Net profit	533	596	(63)
-	-	-	Release of charges for Takata airbag inflator recalls (net of tax effect)	-	(1)	1
-	(141)	141	Patent Box benefit for the period 2015-2017	-	(141)	141
169	146	23	Adjusted net profit	533	454	79

Adjusted EPS represents EPS as adjusted for certain income and costs (net of tax effect) which are significant in nature, expected to occur infrequently, and that management considers not reflective of ongoing operational activities.

For the three months ended			(Euro per common share)	For the nine months ended
September 30,				September 30,
2019	2018	Change		2019	2018	Change
0.90	1.52	(0.62)	Basic EPS	2.82	3.15	(0.33)
-	-	-	Release of charges for Takata airbag inflator recalls (net of tax effect)	-	(0.01)	0.01
-	(0.74)	0.74	Patent Box benefit for the period 2015-2017	-	(0.74)	0.74
0.90	0.78	0.12	Adjusted basic EPS	2.82	2.40	0.42
0.90	1.51	(0.61)	Diluted EPS	2.81	3.14	(0.33)
-	-	-	Release of charges for Takata airbag inflator recalls (net of tax effect)	-	(0.01)	0.01
-	(0.74)	0.74	Patent Box benefit for the period 2015-2017	-	(0.74)	0.74
0.90	0.77	0.13	Adjusted diluted EPS	2.81	2.39	0.42

Basic and diluted EPS(14)

For the three months ended			(Euro million, unless otherwise stated)	For the nine months ended
September 30,				September 30,
2019	2018	Change		2019	2018	Change
168	287	(119)	Net profit attributable to the owners of the Company	529	595	(66)
186,504	188,646		Weighted average number of common shares (thousand)	187,196	188,712
0.90	1.52	(0.62)	Basic EPS (in Euro)	2.82	3.15	(0.33)
187,302	189,434		Weighted average number of common shares for diluted earnings per common share (thousand)	187,994	189,500
0.90	1.51	(0.61)	Diluted EPS (in Euro)	2.81	3.14	(0.33)

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14.
For the three and nine months ended September 30, 2019 and 2018 the weighted average number of common shares for diluted earnings per share was increased to take into consideration the theoretical effect of the potential common shares that would be issued under the Company’s equity incentive plans (assuming 100 percent of the related awards vested).

Net Industrial Debt, defined as total Debt less Cash and cash equivalents (Net Debt), further adjusted to exclude the debt and cash and cash equivalents related to our financial services activities (Net Debt of Financial Services Activities).

(Euro million)	Sept. 30	June 30,	Mar. 31,	Dec. 31,
	2019	2019	2019	2018
Debt	(2,108)	(2,048)	(2,064)	(1,927)
of which: Lease liabilities as per IFRS 16 (simplified approach)	63	63	63	-
Cash and cash equivalents	871	881	1,062	794
Net debt	(1,237)	(1,167)	(1,002)	(1,133)
Net Debt of Financial Services Activities	(868)	(814)	(810)	(763)
Net Industrial Debt	(369)	(353)	(192)	(370)

Free Cash Flow and Free Cash Flow from Industrial Activities are two of management’s primary key performance indicators to measure the Group’s performance. Free Cash Flow is defined as cash flows from operating activities less investments in property, plant and equipment and intangible assets. Free Cash Flow from Industrial Activities is defined as Free Cash Flow adjusted to exclude the operating cash flow from our financial services activities (Free Cash Flow from Financial Services Activities).

For the three months ended		(Euro million)	For the nine months ended
September 30,			September 30,
2019	2018		2019	2018
266	233	Cash flow from operating activities	949	619
(145)	(154)	Investments in property, plant and equipment and intangible assets	(453)	(403)
121	79	Free Cash Flow	496	216
(17)	(16)	Free Cash Flow from Financial Services Activities	(63)	(48)
138	95	Free Cash Flow from Industrial Activities(15)	559	264

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15.	Free Cash Flow from Industrial Activities for the three and nine months ended September 30, 2018 include Euro 1 million of quick refund to shareholders due to eligibility for withholding exemption.

On November 4, 2019, at 3.00 p.m. CET, management will hold a conference call to present the Q3 2019 results to financial analysts and institutional investors. The call can be followed live and a recording will subsequently be available on the Group website http://corporate.ferrari.com/en/investors. The supporting document will be made available on the website prior to the call.

Ferrari N.V. Amsterdam, the Netherlands Registered Office: Via Abetone Inferiore N.4, I -41053 Maranello, (MO) Italy Dutch trade register number: 64060977